AM 10-19-2004

CM 10/19

04013462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 Main Street
(No. and Street)

Hays	KS	67601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger D. Harman (785) 628-8238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer, LC
(Name – *if individual, state last, first, middle name*)

P.O. Box 40	Hays	KS	67601
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED APR 07 2004 WASH, D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-27

OATH OR AFFIRMATION

I, Bobb A. Meckenstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOLORES MYERS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 12-9-04

Signature

Member
Title

Dolores Myers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAIN STREET SECURITIES, LLC
THE MECKENSTOCK GROUP, INC.
1407 Main • Box 835 • Hays, Kansas 67601

Bobb A. Meckenstock
President MBA CLU
David L. Meckenstock
Vice President CLU CFP

April 1, 2004

Securities and Exchange Commission
SEC Headquarters
450 Fifth Street, N.W.
Washington, DC 20549

RE: Annual Audit for Main Street Securities, LLC
Form X-17 A-5 signed pages

Dear Sir or Madam:

Enclosed you shall find two copies of executed form X-17 A-5 Part III of the Anuual Audited Report for Main Street Securities, LLC.

The prior annual report delivered to your organization may or may not have been signed by Bobb A Meckenstock, President. Please attach the new executed copies to the annual audit sent previously.

Sincerely,

Joseph A Hillebrand
Main Street Securities, LLC

Enclosure

785-625-5601 • 800-752-2439 • Fax 785-625-8408 • www.mainstreetsecurities.com